As filed with the U.S. Securities and Exchange Commission on February 27, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-8B25

APPLICATION FOR EXTENSION OF TIME

 Investment Company Act File No. 811-21986

Hatteras Core Alternatives Institutional Fund, L.P. (Exact Name of Registrant as Specified in Charter)
Delaware (State or other Jurisdiction of Incorporation or Organization)	None (IRS Employer Identification No.)
8510 Colonnade Center Drive, Suite 150, Raleigh, NC (Address of Principal Executive Office)	27615 (Zip Code)
919-846-2324 (Registrant’s Telephone Number, Including Area Code)

Part I

RULE 8B-25

Hatteras Core Alternatives Institutional Fund, L.P. ( the “Registrant”) files this Application for Extension of Time under Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 the CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Form N-PORT Part F, which is filed pursuant to Rule 30b1-5 of the 1940 Act, be extended from 3/3/2025 to 5/2/2025, as provided in Rule 8b-25.

Narrative:

Rule 30b1-5 under the Investment Company Act requires that registered management investment companies attach Part F to each Form N-PORT filed not more than 60 days after the close of their first and third quarters of each fiscal year the Fund’s containing the complete portfolio holdings as of the close of such period end. The Registrant has a fiscal year that ends on 3/31 and thus is required to file Form N-PORT Part F with regard to its quarters ending 6/30 and 12/31.

Although the Registrant is required to file Form N-PORT Part F by 3/3/2025, it will not receive the information necessary to complete the filing prior to that date. In the absence of this information, the Registrant is not able to produce reliable valuations appropriate for inclusion in the filing required to be contained in the Form N-PORT Part F.

The Registrant notes that the stated purpose of the Commission in adopting the filing requirement was to make public the holdings of registered management investment companies on a more frequent basis so that investors would be informed of the holdings.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Registrant to furnish a Form N-PORT Part F by 3/3/2025. Further, the Registrant strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

Part II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

David Perkins

Hatteras Investment Partners, L.P.

8510 Colonnade Center Drive, Suite 150

Raleigh, NC 27615

(919)-846-2324

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ David B. Perkins
Name:	David B. Perkins
Title:	President

2/24/2025